KEEFE, BRUYETTE & WOODS, INC.

(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant
to Rule 17a-5(e)(3) as a public document)

KEEFE, BRUYETTE & WOODS, INC.
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2023



Ernst & Young LLP
1828 Walnut Street
Suite 04-100
Kansas City, MO 64108

Tel: +1 816 474 5200
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Keefe, Bruyette & Woods, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Keefe, Bruyette & Woods, Inc. (the "Company") as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.

February 29, 2024

Keefe, Bruyette & Woods, Inc.
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Statement of Financial Condition
December 31, 2023

(in thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	84,287
Receivables:		
Brokerage clients, net		6,894
Brokers, dealers, and clearing organizations		69,363
Financial instruments owned, at fair value		20,043
Operating lease right-of-use assets, net		50,371
Goodwill		32,355
Intangible assets, net		3,393
Deferred tax assets, net		4,531
Other assets		7,930
Total Assets	$	**279,167**
Liabilities and Stockholder's Equity		
Payables to brokers, dealers and clearing organizations	$	19,261
Financial instruments sold, but not yet purchased, at fair value		1,663
Accrued compensation		31,851
Accounts payable and accrued expenses		68,544
Due to Parent and affiliates, net		13,318
Total Liabilities		134,637
Stockholder's Equity:		
Common stock, $0.01 par value, authorized 10,000 shares, 100 shares issued and outstanding		—
Additional paid-in-capital		357,467
Accumulated deficit		(212,937)
Total Stockholder's Equity		144,530
Total Liabilities and Stockholder's Equity	$	**279,167**

See accompanying Notes to Statement of Financial Condition.

(1)   Organization and Summary of Significant Accounting Policies

(a)   Organization and Basis of Presentation

Keefe, Bruyette & Woods, Inc. (the "Company") is a full-service investment bank and broker-dealer that specializes in the financial services sector and provides research, equity sales and trading, capital raising, and strategic advisory services. The Company is subject to regulation and oversight by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's customers are predominantly institutional investors including other brokers and dealers, commercial banks, asset managers, and other financial institutions. The Company is a wholly owned subsidiary of Stifel Financial Corp. (the "Parent").

(b)   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's statement of financial condition. Management believes that the estimates used in preparing the Company's statement of financial condition is reasonable. Actual results may differ from these estimates.

(c)   Cash and Cash Equivalents

Cash equivalents include highly liquid investments, including money market funds, with original maturities of three months or less. Due to the short-term nature of these instruments, carrying value approximates their fair value.

(d)   Brokerage Client Receivables, Net

Brokerage client receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness.

(e)   Receivables from Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include receivables arising from unsettled securities transactions and receivables from clearing organizations. Unsettled securities transactions related to the Company's broker-dealer operations are recorded at contract value on a net basis.

(f)   Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned, and financial instruments sold, but not yet purchased. Other than those separately discussed in the notes to the statement of financial condition, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. The Company has categorized its financial instruments measured at fair value into a three-level classification in accordance with Accounting Standards Codification Topic 820, "Fair Value Measurement," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect the Company's

assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there are no current quoted market prices are the credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. See Note 2 for additional information on how the Company values its financial instruments.

(g) **Goodwill and Intangible Assets, Net**

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is not amortized, but is reviewed for impairment annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, the Company has the option to either (i) perform a quantitative impairment test or (ii) first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit (generally defined as the business for which financial information is available and reviewed regularly by management) is less than its carrying amount, in which case the quantitative test would be performed.

When performing a quantitative impairment test, we compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, the goodwill impairment loss is equal to the excess of the carrying value over the fair value, limited to the carrying amount. The estimated fair value of the reporting unit is derived based on valuation techniques we believe market participants would use. The estimated fair value is generally determined by utilizing a discounted cash flow methodology or methodologies that incorporate price-to-book and price-to-earnings multiples of certain comparable companies for goodwill impairment testing. The Company performed impairment testing on December 31, 2023, with no impairment charges resulting from the annual impairment test.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

(h) *Stock-Based Compensation*

Associates of the Company are eligible to participate in an incentive stock plan sponsored by the Parent that provides for the granting of stock units, restricted stock, and debentures. See Note 11 for a further discussion of stock-based compensation.

(i) *Operating Leases*

The Company enters into operating leases for real estate and office equipment, substantially all of which are used in connection with its operations. The determination of whether an arrangement qualifies as a lease occurs at the inception of the arrangement. The Company recognizes, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the obligation to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. The Company accounts for lease and non-lease components separately. At December 31, 2023, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in accounts payable and accrued expenses in the accompanying statement of financial condition. See Note 7 for information about operating leases.

(j) *Income Taxes*

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement and its stand-alone tax liability or receivable are included in the accompanying statement of financial condition.

The Company generally computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of the Company's assets and liabilities. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 5 for further information regarding income taxes.

(2) Financial Instruments

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned and financial instruments sold, but not yet purchased in the accompanying statement of financial condition.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Financial instruments owned, at fair value

Financial instruments owned, at fair value are recorded at fair value based on quoted market prices, such as listed equities, and are classified as Level 1.

If quoted prices are not available for identical instruments, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs, such as the present value of estimated cash flows, and are classified as Level 2.

Financial instruments sold, but not yet purchased, at fair value

Financial instruments sold, but not yet purchased that are recorded at fair value based on quoted prices in active markets and other observable market data are classified as Level 1. Financial instruments sold, but not yet purchased include equity securities listed in active markets.

The following table summarizes the valuation of the Company's financial instruments by pricing observability levels as of December 31, 2023 *(in thousands)*:

	Total	Level 1	Level 2	Level 3
Assets:				
Financial instruments owned, at fair value				
Equity securities	$ 16,290	$ 16,290	$ —	$ —
Fixed income securities	3,753	—	3,753	—
Total financial instruments owed	20,043	16,290	3,753	—
Liabilities:				
Financial instruments sold, but not yet purchased, at fair value:				
Equity securities	$ 1,663	$ 1,663	$ —	$ —

Transfers Within the Fair Value Hierarchy

The Company assesses its financial instruments to determine the appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the beginning of the reporting period. There were no transfers of financial assets out of Level 3 during the year ended December 31, 2023.

(3)   Intangible Assets, Net

The carrying amount of intangible assets, net is presented in the following table (*in thousands*):

Balance at January 1, 2023	$	4,332
Amortization of intangible assets		(939)
Balance at December 31, 2023	$	3,393

The Company's identifiable intangible assets consist of customer relationships, trade name, and an intangible asset as a result of a favorable lease that are amortized over their contractual or determined useful lives. The weighted-average remaining lives of the Company's intangible assets at December 31, 2023 was: 3.9 years for customer relationships; 4.0 years for trade name; and 3.9 years for the favorable lease.

Intangible assets as of December 31, 2023 were as follows *(in thousands)*:

	Gross Carrying Value		Accumulated Amortization		Net	
Customer relationships	$	8,680	$	7,664	$	1,016
Trade name		7,470		5,380		2,090
Favorable lease		1,244		957		287
	$	17,394	$	14,001	$	3,393

(4)   Related Party Transactions

The Company conducts a portion of its securities operations as a fully disclosed introducing broker through Stifel, Nicolaus & Company, Inc. ("Stifel"), a wholly-owned subsidiary of the Parent. Under the arrangement, the Company has a Proprietary Accounts of Broker-Dealers agreement with Stifel. At December 31, 2023, the Company had a receivable from Stifel of $69.1 million related to clearing activities with Stifel, which is included in receivables from brokers, dealers, and clearing organizations in the accompanying statement of financial condition.

At December 31, 2023, due to Parent and affiliates, net in the accompanying statement of financial condition primarily consists of amounts due to the Parent for reimbursement of stock unit conversions. The amount payable to the Parent at December 31, 2023 was $11.2 million. Payables to affiliates of $2.1 million at December 31, 2023 consists primarily of operating expenses that were paid on the Company's behalf by certain affiliates.

During the year ended December 31, 2023, the Company distributed capital to the Parent in the amount of $17.5 million.

During the year ended December 31, 2023, the Company received capital of $15.0 million from the Parent.

(5) **Income Taxes**

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2023 are as follows *(in thousands)*:

Deferred tax assets:		
Lease obligations	$	13,555
Employee compensation and benefits		1,507
Accrued expenses		902
Depreciation		1,005
State net operating loss carryover		90
Other		1,030
Total deferred tax assets	$	18,089
Deferred tax liabilities:		
Operating lease right-of-use asset	$	(12,480)
Goodwill and intangibles		(771)
Prepaid expenses		(307)
Total deferred tax liabilities		(13,558)
Deferred tax assets, net	$	**4,531**

The Company believes that realization of the deferred tax asset is more likely than not based upon anticipated future taxable income.

The Company's net deferred tax asset at December 31, 2023 includes net operating loss carryforwards of $1.6 million, which expire between 2035 and 2043.

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent that are not subject to U.S. federal examination for taxable years before 2020. The Company files separate income tax returns in certain local jurisdictions. Certain consolidated state and local returns are not subject to examination by tax authorities for taxable years before 2015.

(6) **Net Capital Requirement**

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum capital (as defined), equal to the greater of $1.0 million or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2023, the Company had net capital of $86.0 million, which was 73.7% of aggregate indebtedness and $81.7 million in excess of the Company's minimum required net capital of $4.2 million.

Keefe, Bruyette & Woods, Inc.
(A Wholly Owned Subsidiary of Stifel Financial Corp.)

Notes to Statement of Financial Condition

December 31, 2023

(7)   Commitments and Contingencies

(a)   Leases

The Company's operating leases primarily relate to office space and office equipment with remaining lease terms of 1 to 11 years. At December 31, 2023, operating lease right-of-use assets were $50.4 million and lease liabilities, included in accounts payable and accrued expenses in the statement of financial condition, were $54.7 million.

The table below summarizes other information related to the Company's operating leases as of and for the year ended December 31, 2023 *(in thousands, except percentages)*:

Operating lease cash flows	$	6,233
Right-of-use assets obtained in exchange for new operating lease liabilities	$	14,233
Weighted-average remaining lease term		16.1 years
Weighted-average discount rate		6.59%

The weighted-average discount rate represents the Company's incremental borrowing rate at the lease inception date.

The table below presents information about operating lease liabilities as of December 31, 2023 *(in thousands)*:

2024	$	5,858
2025		5,770
2026		5,796
2027		6,030
2028		6,043
Thereafter		63,886
Total undiscounted lease payments		93,383
Imputed interest		(38,704)
Total operating lease liabilities	$	54,679

(b)   Litigation

In the ordinary course of business, the Company may be a defendant or codefendant in legal proceedings. At December 31, 2023, the Company believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. The results of such proceedings could be material to the Company's financial condition for any particular period, depending, in part, upon additional developments affecting such matters. Legal accruals have been established for potential losses that are probable and reasonably estimable. Once established, accruals are adjusted when there is more information available or when an event occurs requiring a change.

(8)   Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its principal trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments, such as options and warrants, contain off-balance-sheet risk as the ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the financial statements. Transactions in listed options and warrants are conducted through regulated exchanges, which clear and guarantee performance of counterparties.

The Company has sold securities that it does not currently own and will therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statement date.

Broker-Dealer Activities

The Company clears securities transactions on behalf of customers through Stifel, an affiliate, its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

(9) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing primarily domestic and foreign institutional investors and, to a lesser extent, individual investors. Nearly all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets.

The Company's marketable securities are primarily common stock. The credit and/or market risk associated with these holdings can be directly impacted by factors that affect this industry such as volatile equity and credit markets and actions of regulatory authorities.

(10) Employee Profit-Sharing Plan

Eligible associates of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "401k Plan"). Associates are permitted within limitations imposed by tax law to make pre-tax contributions to the 401k Plan. The Company may match certain associate contributions or make additional contributions to the 401k Plan at the discretion of the Parent.

(11) Deferred Compensation Plan

The Parent maintains an incentive stock plan and a wealth accumulation plan ("the Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures (collectively, "deferred awards") to the Company's associates. Stock awards issued under the Parent's incentive stock plan are granted at market value at the date of grant. Debentures vest ratably on an annual basis, with continued employment after the date of the grant, and accumulate interest. The deferred awards generally vest ratably over a one-to ten-year vesting period.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

The Plan is provided to certain revenue producers, officers, and key administrative associates, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units, restricted stock, and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Deferred awards generally vest over a one-to ten-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested. At December 31, 2023, there was $12.9 million of debenture and interest payable, which is included in accrued compensation in the statement of financial condition.

(12) Recent Accounting Developments

Recently Issued Accounting Guidance

Fair Value Measurement

In June 2022, the Financial Accounting Standards Board ("FASB") issued Account Standards Update ("ASU") 2022-03, "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions" (ASU 2022-03), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions and any circumstances that could cause a lapse in the restrictions.

The amendments are effective for annual reporting periods beginning after December 15, 2023 (January 1, 2024 for the Company), with early adoption permitted. The adoption of the accounting update is not expected to have a material impact on the Company's statement of financial condition.

Leases

In March 2023, the FASB issued ASU 2023-01, "Leases (Topic 842): Common Control Arrangements," which requires entities to classify and account for leases with related parties on the basis of legally enforceable terms and conditions of the arrangement. The accounting update is effective for interim and annual periods beginning after December 15, 2023 (January 1, 2024, for the Company), and early adoption is permitted. The adoption of the accounting update is not expected to have a material impact on the Company's statement of financial condition.

Income Taxes

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 240): Improvements to Income Tax Disclosures," which requires additional disclosure and disaggregated information in the Income Tax Rate reconciliation using both percentages and reporting currency amounts, with additional qualitative explanations of individually significant reconciling items. The updated guidance also requires disclosure of the amount of income taxes paid (net of refunds received) disaggregated by jurisdictional categories (federal (national), state, and foreign). The accounting update is effective for annual periods beginning after December 15, 2024 (January 1, 2025 for the Company), with early adoption permitted. The Company is currently assessing the updated guidance; however, it is not expected to have a material impact to its statement of financial condition.

(13) Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through February 29, 2024, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the statement of financial condition.